April 17, 2023

VIA EDGAR

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

United States of America

RE:	SAI.TECH Global Corporation
Request to Withdraw Registration Statement on Form F-1 (File No. 333-267068)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SAI.TECH Global Corporation (the “Company”) hereby requests that the above-referenced registration statement on Form F-1 originally filed on August 25, 2022, including all exhibits filed therewith and all amendments thereto (the “F-1 Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities proposed to be covered by the F-1 Registration Statement. The F-1 Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the F-1 Registration Statement. The Company is withdrawing the F-1 Registration Statement on grounds that the withdrawal of the F-1 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

SAI.TECH Global Corporation

By:	/s/ Risheng Li
Name:	Risheng Li
Title:	Chief Executive Officer

Cc:	Michael J. Blankenship of Winston and Strawn LLP